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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, PAR VALUE $0.25
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  379335 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JEANETTE H. QUAY, ESQ.
                                VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      2121 SAN JACINTO STREET, SUITE 2500
                              DALLAS, TEXAS 75201
                                 (214) 953-4500
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             JAMES C. MORPHY, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Global Industrial Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2121 San Jacinto Street, Suite 2500, Dallas, Texas, 75201. The class of equity securities to which this statement relates is the Common Stock, par value $0.25 per share (the "Common Stock"), together with the Rights (as defined in Item 8(a) below) issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998 and October 5, 1998 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer disclosed in the Schedule 14D-1, dated December 17, 1998 (the "Schedule 14D-1"), of the bidder, WHX Corporation, a Delaware corporation ("Parent"), to purchase, through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation ("Sub" and together with Parent, the "Bidder"), all of the outstanding Shares at a price per Share of $10.50 (the "Offer Price") net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 and in the related Letter of Transmittal (together, the "Offer"). The Schedule 14D-1 was filed after the Bidder first publicly disclosed on December 15, 1998 its intention to commence the Offer. The Offer to Purchase states that the principal executive offices of Parent and Sub are located at 110 East 59th Street, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Security Ownership of Certain Beneficial Owners and Management," "Report of Executive Compensation Committee," "Executive Compensation and Other Information," "Approval of Amended and Restated Stock Option Plan for Non-Employee Directors" and "Approval of Amendments to 1992 Stock Compensation Plan" in the Company's Proxy Statement for the Annual Meeting of Stockholders held on March 18, 1998 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and the portions of such Proxy Statement referred to above are incorporated herein by reference.

  The Company has entered into change in control severance agreements with certain executives of the Company. Generally, the form of severance agreement (the "Form of Severance Agreement") provides that if the Company terminates the executive's employment under circumstances constituting a "Qualifying Termination" during a specified period following a "Change in Control" of the Company (the "Period"), the executive will be entitled to receive an amount in cash (the "Severance Payment") equal to the result of multiplying a certain number (the "Multiplier") by the executive's total annual compensation, which includes: (a) the highest annual rate of base salary during the twelve-month period immediately prior to the executive's date of termination and (b) an amount equal to the target bonus opportunity of the executive for the fiscal year of the Company in which the date of termination occurs or, if greater, in which a Change in Control occurs. In addition, the Company will pay the executive a lump-sum payment in an amount equal to the value of the additional benefits that would have been payable under the Company's pension and retirement plans if the executive had continued in the employ of the Company for the number of years equal to the Multiplier and had been compensated at the rate of base salary and bonus in effect as of his date of termination (assuming that the Company would have made the maximum contributions permitted under any Company savings programs). The Company will also continue to provide for the number of years equal to the Multiplier, for the benefit of the executive and the executive's dependents, the same level of medical, dental, accident, disability and life insurance benefits to which the executive was entitled immediately prior to the date of termination, or if more favorable, prior to the Change in Control. A "Qualifying Termination" is defined as a termination by the Company other than for Cause (as defined in the executive's severance agreement) or a voluntary termination by the executive for Good Reason (as defined in the executive's severance agreement). In the event that such payments to certain executives become subject to an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, those executives shall also be entitled to receive a "gross-up" payment in respect of the excise and any income and excise taxes on such gross-up payment. The Form of Severance Agreement also provides for the reimbursement by the Company of legal fees and related expenses incurred by the executive in connection with the severance agreement (including interest thereon) subject to a requirement that the executive repay any such amounts to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by the executive was frivolous or advanced in bad faith.

  For purposes of the Form of Severance Agreement, a "Change in Control" occurs (A) when individuals who constituted the Board of Directors of the Company (the "Board") as of the date of the applicable severance agreement (the "Incumbent Board") and individuals whose election, or nomination for election by the stockholders of the Company, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (who shall after election be considered members of the Incumbent Board unless such election occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board) shall cease to constitute a majority of the Board, (B) when an individual, entity or group acquires beneficial ownership of 30% or more of the combined voting power of the Company's then-outstanding securities eligible to vote for the election of the Board (subject to certain exceptions), (C) upon the consummation of a merger, consolidation or other similar transaction (subject to certain exceptions), or (D) upon approval by the stockholders of the Company of a plan of complete liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company.

  The Company has entered into a severance agreement (in the general form as the Form of Severance Agreement), (i) dated February 23, 1998, with each of Graham L. Adelman, Juan M. Bravo and Herbert Linser, (ii) dated December 18, 1998, with Rawles Fulgham and (iii) with Alfred L. Williams that will become effective as of January 15, 1999 when Mr. Williams begins employment with the Company. Each of these severance agreements provides for a Period equal to 36 months, a Multiplier equal to three (3), and an excise tax gross-up payment as described above.

  The Company has also entered into a severance agreement (in the general form as the Form of Severance Agreement), (i) dated February 23, 1998, with each of George W. Pasley, James B. Alleman and Maurice W. Barrett and (ii) dated December 18, 1998, with each of Jeanette H. Quay and Donna A. Reeves. Each of these severance agreements provides for a Period equal to 30 months and a Multiplier equal to two and one-half (2.5). Instead of an excise tax gross-up payment, these executives would receive an amount equal to the maximum amount that could be paid to the executive without giving rise to the excise tax if such amount would be greater than the amount the executive would have received net of the excise tax.

  The foregoing description of the severance agreements for Messrs. Adelman, Bravo, Linser, Fulgham, Williams, Pasley, Alleman, Barrett, Ms. Quay and Ms. Reeves does not purport to be complete and is qualified in its entirety by reference to the severance agreements and Amendment No. 1 and Amendment No. 2 to the severance agreements for Messrs. Adelman, Bravo, Linser, Pasley, Alleman and Barrett which are filed respectively as Exhibits 2, 3, 4 and 5 hereto and are incorporated herein by reference.

  Pursuant to the Company's 1992 Stock Compensation Plan, as amended (i) in the case of an impending merger, reorganization, or liquidation of the Company, or sale of substantially all of its business or property, the Board may, at its discretion and without stockholder approval, declare some or all outstanding options to be immediately exercisable in full and (ii) in the event of a change in control of the Company without Board approval, all restrictions on outstanding restricted stock immediately lapse if the related option shares have not been disposed of prior to such change in control. Pursuant to the related forms of stock option agreements, the vesting of options will accelerate in the event of a change in control or if a tender offer is made by any "person" within the meaning of Section 14(d) of the Securities Exchange Act of 1934, as amended, for 30% or more of the Common Stock. Accordingly, as a result of the Offer, the options granted pursuant to such agreements have

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

become fully vested. The change in control definition is the same as in the Form of Severance Agreement (see above), except (a) the exception to the trigger for stockholder approval of the merger is continuing stockholders own 50% of the voting power of the surviving corporation and (b) another exception to such trigger is a governmental action or investigation seeking to prohibit or restrain the consummation of merger, in which case all unexercised options will remain exercisable until the Company receives written notice of the action or investigation. Such options shall become exercisable on the earlier of another change in control event, the consummation of the merger, or the dismissal or settlement of the action or investigation.

  The foregoing description of the Company's 1992 Stock Compensation Plan, the amendment thereto and the forms of stock agreements does not purport to be complete and is qualified in its entirety by reference to the Company's 1992 Stock Compensation Plan, the amendment thereto and the forms of stock option agreements which are filed respectively as Exhibits 6, 7, 8, and 9 hereto, and are incorporated herein by reference.

MANAGEMENT SUCCESSION

  At a regularly scheduled Board meeting held on December 14, 1998, the Board elected Rawles Fulgham as Chairman and Chief Executive Officer, Graham L. Adelman as President and Chief Operating Officer, Alfred L. Williams as Senior Vice President and Chief Financial Officer and Jeanette H. Quay as Vice President, General Counsel and Secretary. At the time of such elections, executives were granted options to purchase Shares under the Company's 1992 Stock Compensation Plan as follows:

                                                              NUMBER OF
                                                               OPTIONS  EXERCISE
      NAME                                                     GRANTED   PRICE
      ----                                                    --------- --------
      Rawles Fulgham.........................................  200,000  8.09375
      Graham L. Adelman......................................   50,550  8.09375
      Alfred L. Williams.....................................  112,250  8.09375
      Jeanette H. Quay.......................................   44,217  8.09375
      Donna A. Reeves........................................   15,200  8.09375

  The options granted to Mr. Williams are subject to his commencement of employment with the Company which is currently expected to commence on or before January 15, 1999.

  (b)(2) To the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, its executive officers, directors or affiliates, on the one hand, and the Bidder, its executive officers, directors or affiliates, on the other hand.

  (c) BACKGROUND OF CONTACTS BETWEEN PARENT AND THE COMPANY.

  In May 1998, Marvin Schwartz, a partner in the securities firm Neuberger & Berman, offered to introduce Mr. LaBow, the Chairman of the Board of Parent, to Mr. J.L. Jackson, the then-Chairman, President and Chief Executive Officer of the Company, and suggested that Mr. Jackson discuss with Mr. LaBow alternatives for enhancing stockholder value. Several weeks thereafter, Mr. LaBow placed a call to Mr. Jackson. After discussion with the members of the Board, Mr. Jackson asked a representative from Wasserstein Perella & Co., Inc. ("Wasserstein Perella") to return Mr. LaBow's call on his behalf. The Wasserstein Perella representative told Mr. LaBow that the Company was in the process of completing its acquisition of A.P. Green Industries, Inc., was not interested in discussing a sale of the Company, and accordingly, would not meet with Mr. LaBow if his purpose was to discuss such a sale.

  On October 5, 1998, Parent filed a Schedule 13D (the "Schedule 13D") in which Parent disclosed that it had purchased approximately 9.9% of the Company's outstanding Common Stock. In the Schedule 13D filing, the Reporting Persons (as defined in the Schedule 13D) stated, among other things, that they were "currently

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

assessing whether to propose an acquisition of 100% of the [Shares], or whether to propose that the Company's Board of Directors consider evaluating various strategic alternatives aimed at enhancing shareholder value."

  After the Parent filed the Schedule 13D, Mr. LaBow had conversations with representatives of Wasserstein Perella. Such representatives informed Mr. LaBow that management would be prepared to meet with Mr. LaBow, as it would with any significant stockholder, to discuss proposals to enhance stockholder value but that it was not interested in discussing a sale of the Company. Mr. LaBow indicated that his interest was in acquiring the Company and he did not have any other ideas to propose.

  On October 5, 1998, the Company issued a press release in response to the
Schedule 13D announcing that it had amended its Rights Agreement to reduce the triggering threshold from 15% to 10%. In such release, Mr. Fulgham stated that "the directors of Global, all of whom are independent and with long experience in business matters, are committed to enhancing shareholder value. Having only recently disposed of our Industrial Tool business, restructured our operations and completed our acquisition of A.P. Green, we have made significant strides in repositioning Global for the company's long-term growth. While the corporate transformation process, our search for a Chief Executive Officer to lead our company into the future and current global and market conditions have clearly taken their toll on our stock price, the fact that our stock price is at such low, and grossly undervalued levels only strengthens our resolve to prevent anyone from seeking to take advantage of the situation and reap for itself the significant values inherent in our strategic plan. WHX Corporation itself noted in its filing that it believes Global's shares are an attractive investment opportunity due to the recent sharp decline in stock market prices."

  In December 1998, Mr. LaBow had a conversation with another representative of Wasserstein Perella and suggested that a meeting with management of the Company be held to discuss proposals to enhance stockholder value. The Wasserstein Perella representative reported this conversation to Mr. Fulgham, the then-Chairman and Acting President and Chief Executive Officer of the Company, and suggested that Mr. Fulgham call Mr. LaBow to ascertain if Mr. LaBow had any constructive suggestions to enhance stockholder value. Thereafter, on December 7, 1998, Mr. Fulgham called Mr. LaBow and left a message for him to return Mr. Fulgham's call. Mr. LaBow returned the call later that day and spoke with Mr. Fulgham and Mr. Adelman. Mr. LaBow inquired if there was anything that could be discussed before he started preparing for the Company's upcoming 1999 annual meeting of stockholders. Mr. Fulgham indicated that management of the Company was in the process of carrying out the Company's strategic plan to enhance stockholder value and was willing to speak with Mr. LaBow about any possible value enhancing proposals -- other than a sale of the Company -- Mr. LaBow may have. No such proposals were proffered by Mr. LaBow. In response to a question from Mr. LaBow, he was also informed that there were no legal impediments to a meeting between the parties; however, he was also informed that the Company would not discuss anything with him that was not public. Mr. LaBow indicated that the purpose of the meeting would be for him to ask questions regarding the balance sheet and make a proposal to buy the Company for cash at a substantial premium to the market. Mr. Fulgham told Mr. LaBow that now was not the time to consider a sale of the Company and reminded Mr. LaBow that the Shares had traded over $18 as recently as May. The call ended shortly thereafter.

  On December 15, 1998, Bidder publicly announced its intention to commence the Offer which was subsequently commenced on December 17, 1998.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) At meetings of the Board held on December 21, 22 and 23, 1998, the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Offer and other matters, including presentations by its legal and financial advisors. At the December 23 meeting, the Board, after receiving advice from its management and professional advisors, unanimously determined to reject the Bidder's unsolicited Offer.


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

  AT THE DECEMBER 23 MEETING, THE BOARD UNANIMOUSLY CONCLUDED, AMONG OTHER THINGS, THAT THE OFFER IS INADEQUATE, OPPORTUNISTIC AND NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

  A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 10 and 11 hereto, respectively, and are incorporated herein by reference.

  (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

    (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries and the Board's belief that the Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered:

    -- The fact that since the Company became a publicly traded entity in August 1992 upon the distribution of the Shares by Dresser Industries, Inc. to its stockholders, the Company has pursued a long-term strategy of investing and redeploying capital into its refractories business and into new businesses that management and the Board believed presented growth opportunities superior to the collection of businesses transferred to the Company by Dresser. The Board noted in particular that all of the non-refractories businesses transferred by Dresser have been sold or are in the process of being sold.

    -- The Board's belief that the Company's stock price has been adversely affected in the near term primarily by a combination of this transformation process, nonrecurring events, and temporary unfavorable conditions in several of its served markets.
      Specifically:

      -- operating earnings dropped substantially in the second and third quarters due to the three month gap between the sale in March of the Company's profitable Industrial Tool business for $229.2 million and completion of the acquisition in July of A. P. Green, the refractories operations of which are rapidly being consolidated with those of the Company's Harbison-Walker subsidiary,

      -- depressed copper ore and oil and gas prices hurt results of the Company's electrolytic refining cell and pipe flange manufacturing businesses, and sharp increases in steel imports and weaknesses in global financial conditions caused lower sales and earnings in U.S. and overseas refractories operations, and

      -- significant expenses incurred starting up the Company's undercarriage components manufacturing venture incurred during the year have adversely affected the reported results of the forged products segment.

    -- The fact that by pursuing its business strategy, including five completed refractories acquisitions, the Company's refractories market position has substantially increased and improved, and the Company is now the largest seller of refractory materials in North America (an estimated $2.5 billion market) and the second largest seller of refractory materials in South America (an estimated $1.1 billion market).

    -- The Board's belief that substantial opportunities remain for consolidation of the worldwide refractories business which, based upon the Company's proven record of successful acquisitions, represent significant potential for revenue and operating earnings growth for the Company.

    -- The fact that the Company has begun to realize, and the Board's confidence in the Company's ability to continue to achieve, significant benefits from the acquisition of A.P. Green.

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

      -- Since the acquisition of A.P. Green in July, the Company has achieved more synergies more rapidly than it had anticipated-- having already attained approximately $30 million in cost savings and other synergies on an annualized basis--and anticipates that approximately $6 million of additional synergies will be attained by the end of the second quarter of 1999.

      -- Significant operating efficiencies are expected to be achieved as a result of the planned reduction by April 1999 in the worldwide manufacturing plants of A.P. Green and the Company from 37 to 25.

    -- The fact that the Company is continuing to take steps to improve its near-term operating efficiency and profitability and is in the process of evaluating further possible asset dispositions as part of its long-term strategic plan to enhance stockholder value.

    -- The Board noted that, although the price of the Shares has suffered recently, only seven months ago the Shares had traded as high as $18.625, which represented a 13.2% compounded annual return to stockholders based upon the price at which the Company's shares began trading in 1992.

    -- The fact that the Company has recently installed a senior management team that the Board believes will be capable of successfully implementing the initiatives of the Company's long-term strategic plan.

    (ii) The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the long-term strategic plan, the various strategic initiatives which have been implemented over the past several years and the other opportunities available to the Company in the future, as well as management's view that the Offer Price is inadequate and that the Offer is an opportunistic attempt to take advantage of short-term business and market factors.

    (iii) The historical trading prices of the Shares, including the Board's belief, based in part on the factors referred to above, that the trading price for the Shares immediately prior to the announcement of the Offer did not fully reflect the long-term value inherent in the Company. In this regard, the Board noted that, as of December 22, 1998, the Offer Price represented more than a 43.6% discount from the highest closing price of the Shares during the immediately preceding twelve-month period and more than a 21.5% discount from the average of the closing prices of the Shares during the same period.

    (iv) The analysis performed by Wasserstein Perella and J.P. Morgan & Co., Inc. ("J.P. Morgan"), the Company's financial advisors, and the opinions of each of Wasserstein Perella and J.P. Morgan after reviewing with the Board such analysis and many of the factors referred to herein, that the Offer Price is inadequate from a financial point of view.

    (v) The Board's belief, in light of the Company's inherent earning power and long-term strategic plan and the short-term nature of the factors negatively affecting the Company's operations, business and share price, that now is not the appropriate time to sell the Company.

    (vi) The Board's belief, after considering the factors set forth above, that the interests of the Company, its stockholders and other constituencies would best be served by the Company continuing as an independent entity.

    (vii) The numerous conditions to which the Offer is subject, including conditions which are in the discretion of the Bidder or subject to external events not directly related to the Company, such as a 10% decline in the stock market, and the fact that the Offer is not subject to any minimum number of Shares being tendered, which, depending on the number of Shares actually tendered, could allow the Bidder to purchase less than a majority of the Shares outstanding and nevertheless gain a voting position that might enable it to block or impede other transactions the Company may want to consider in the future that could be in the best interests of the Company and all of its stockholders other than the Bidder.

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

    (viii) The coercive effect the Offer may have on holders of Shares who would like to reject the Offer and not have their equity interest in the Company terminated, but who may feel forced to tender to protect against the possibility of being left as a minority stockholder in the Company with less, possibly significantly less, liquidity in the public trading market for the Shares -- especially if the Bidder is able to purchase a substantial percentage of the outstanding Shares pursuant to the Offer and in any subsequent purchases -- and without any binding obligation on the Bidder to undertake any second-step merger.

  The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to recommend rejection of the Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors and other advisors who were retained to advise the Board in connection with the Offer.

  The Offer is conditioned upon, among other things, the Rights having been redeemed by the Board or the Bidder being satisfied, in its reasonable judgment, that the Rights are invalid or are otherwise inapplicable to the Offer. In light of the Board's decision discussed above, the Board has determined not to take any action to redeem the Rights in response to the Offer. As more fully described under Item 7 below, the Board has adopted a resolution to delay the "Distribution Date" under the Rights Agreement.

  The Offer is also conditioned upon, among other things, the Bidder being satisfied, in its sole discretion, that the Proposed Merger can be consummated without the need for a supermajority vote of the Company's stockholders pursuant to Article VI ("Article VI") of the Amended and Restated Certificate of Incorporation of the Company (the "Charter"). In light of the Board's decision discussed above, the Board has determined not to take any action which would render Article VI inapplicable.

  The Offer is also conditioned upon, among other things, the Bidder being satisfied, in its reasonable judgment, that the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Takeover Statute") have been complied with or are invalid or otherwise inapplicable to the Offer and a merger or similar business combination with the Bidder (the "Proposed Merger"). In light of the Board's decision discussed above, the Board has determined to not take any action which would render the Delaware Takeover Statute inapplicable. For a summary of the Delaware Takeover Statute see Item 8(c) below.

  The Offer is also conditioned upon, among other things, the Company not having entered into or effectuated any agreement or transaction with any person or entity (including the Company's stockholders) having the effect of impairing the Bidder's ability to acquire the Company or otherwise diminishing the expected economic value to the Bidder of the acquisition of the Company, or the Company not postponing the Company's 1999 annual meeting of stockholders (the "Company Annual Meeting") beyond May 31, 1999 or taking any other action that would impede the Bidder's ability to nominate one or more directors for election or its ability to make any other proposals to be voted upon by stockholders at such meeting. In light of the Board's decision discussed above, the Board may enter into such agreements or transactions, consistent with the Company's long-term strategic plan, that may cause such condition not to be satisfied. Moreover, due to the change in the Company's fiscal year-end from October 31 to December 31, the Company Annual Meeting will need to be held later than the March 17, 1999 date disclosed in the Company's 1998 proxy statement (which was fixed prior to the change in fiscal year-end). At this time, the date of the Company Annual Meeting has not been fixed by the Board. There can be no assurance that the Board will fix the date of the Company Annual Meeting so as to satisfy the Bidder's condition.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Wasserstein Perella and J.P. Morgan as the Company's financial advisors in connection with the evaluation of and response to the Offer and other matters arising in connection therewith. In addition, the Company has retained Kekst and Company ("Kekst") and Morrow & Co., Inc. ("Morrow") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer.

  (a) Wasserstein Perella & Co., Inc.

  Pursuant to a letter agreement, dated September 8, 1998, and amended and restated as of December 18, 1998 (the "Wasserstein Perella Letter Agreement"), the Company has retained Wasserstein Perella to assist the Company in implementing and completing its long-term strategic plan and to serve as the Company's financial advisor with respect to matters relating to takeover defense. Pursuant to the Wasserstein Perella Letter Agreement, the Company has agreed to pay Wasserstein Perella: (A) an initial retainer fee of $200,000 payable on the date of the Wasserstein Perella Letter Agreement (which amount has been paid) and additional retainer fees of $75,000 per month beginning on January 1, 1999, (B) an additional fee of 0.65% of the aggregate consideration paid in (i) an acquisition of or similar business combination involving the Company or a majority of the value of the Company's assets (a "Combination Proposal") or (ii) a transaction relating to or in response to a Combination Proposal (an "Alternative Transaction") that includes, among other things, an acquisition of all or a significant portion of the assets or equity securities of another entity, a merger or other business combination involving the Company and one or more third parties, a sale of the Company or significant portion of its equity securities, assets or businesses to one or more third parties, a recapitalization or restructuring of the Company, a liquidation of the Company, a joint venture or other form of strategic transaction (a "Strategic Transaction"); provided that in any such Alternative Transaction which consists solely of the sale or disposition of all or a significant potion of the equity securities or assets of certain businesses of the Company, such additional fee shall be equal to 1.0% of the aggregate consideration paid in each such transaction; provided, however, that the minimum fee payable for any such transaction under this clause (B) shall be $1.0 million; and provided, further, that in connection with any Alternative Transaction that involves a public or private sale of equity or debt securities of the Company, Wasserstein Perella will receive customary financing fees to be mutually agreed at such time and Wasserstein Perella shall be offered the right, but will not be obligated, to act as co-manager or co-agent of any public offering or private placement of the Company's equity or debt securities, as the case may be, and (C) an additional fee of (i) $2.0 million if no Combination Proposal or Alternative Transaction that is a Strategic Transaction (other than the sale of certain specified businesses) has been consummated prior to September 8, 1999, plus (ii) $1.5 million if no Combination Proposal or Alternative Transaction that is a Strategic Transaction (other than the sale of certain specified businesses) has been consummated prior to the earlier of (x) the date of the Company's stockholders' meeting in 2000 at which the directors of the Company are to be elected and (y) June 1, 2000. For purposes of the preceding sentence, the phrase "aggregate consideration" generally means the total amount of cash and the fair market value of all other property paid or payable in such transaction and includes the value of any liabilities assumed by the acquiror. Pursuant to the Wasserstein Perella Letter Agreement, any fees paid to Wasserstein Perella (i) under clause (A) above will be fully credited against any fees to be paid to Wasserstein Perella under clauses (B) or (C) above, as the case may be, (ii) under clause (B) above will be fully credited against any fees to be paid to Wasserstein Perella under clause (C) above and (iii) under clause (C) above will be fully credited against any fees to be paid to Wasserstein Perella under clause (B) above.

  The Company has also agreed to reimburse Wasserstein Perella periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with their engagement by the Company. In addition, the Company has agreed to indemnify Wasserstein Perella against certain liabilities, including liabilities under the federal securities laws.

  The Wasserstein Perella Letter Agreement may be terminated at any time by either party thereto effective upon receipt of written notice by the non-terminating party. Upon such termination, Wasserstein Perella shall be entitled to (i) the full retainer fees paid (and then due and payable) under clause (A) above, (ii) the full fee in the amounts and at the times provided for or agreed upon under clause (B) above relating to transactions consummated at any time prior to the expiration of twelve months following such termination, (iii) the full fee in the amount and at the time provided under clause (C) above and (iv) reimbursement of expenses accruing prior to such termination to the extent provided for in the Wasserstein Perella Letter Agreement. Any such termination will not affect the Company's continuing obligation to indemnify Wasserstein Perella and certain related persons as provided for in the Wasserstein Perella Letter Agreement.

  (b) J.P. Morgan & Co., Inc.

  Pursuant to a letter agreement, dated December 14, 1998 (the "J.P. Morgan Letter Agreement"), the Company has retained J.P. Morgan to act as the Company's financial advisor with respect to considering the appropriateness of various strategic financial alternatives for the Company and assisting the Company with respect to pursuing any of such alternatives. Pursuant to the J.P. Morgan Letter Agreement, the Company has agreed to pay J.P. Morgan: (i) an engagement fee (the "Engagement Fee") of $150,000, payable upon execution of the J.P. Morgan Letter Agreement, (ii) in connection with the consummation of a specified transaction, a success fee ("Success Fee #1") of no less than $1.0 million, less the amount of the Engagement Fee paid by the Company but not previously credited, (iii) following any unsolicited offer for the Company, in connection with consummation of another specified transaction, a success fee ("Success Fee #2") of no less than $1.0 million, less any remaining amount of the Engagement Fee paid by the Company but not previously credited, (iv) following any unsolicited offer for the Company, a fee of $3.5 million, less any amount of the Engagement Fee paid by the Company but not previously credited, and less Success Fee #1 and Success Fee #2 to the extent they have been paid by the Company, $2.0 million of which shall be payable on September 30, 1999 and $1.5 million of which shall be payable following the Company's annual meeting in 2000, if, as of each such date, no person or group of persons has acquired beneficial ownership of more than 50% of the then-outstanding common stock of, or combined voting power in, the Company calculated on a fully-diluted basis, and (v) a fee (the "Transaction Fee") for any sale, merger, or any other business combination, in one or a series of transactions, involving all or a substantial portion of the stock, assets, or business of the Company or any repurchase by the Company of a significant amount of its securities, any recapitalization of the Company, or any spin-off, split-off, or other extraordinary dividend of cash, securities, or other assets to stockholders of the Company. The Transaction Fee shall be in an amount equal to 0.65% of the Transaction Value (as defined below), less any remaining amount of the Engagement Fee paid by the Company but not previously credited and less any fees previously paid pursuant to clause (iv) of this paragraph.

  The "Transaction Value" generally means the aggregate amount of consideration received by the Company and/or its stockholders in any transaction, plus the amount of any debt securities or other liabilities assumed, redeemed, or remaining outstanding or equity securities redeemed or remaining outstanding in connection with any such transaction, plus, without duplication, the value of any securities, cash, or other assets distributed to stockholders of the Company.

  The Company has also agreed to reimburse J.P. Morgan for all reasonable expenses (including, without limitation, travel, communication, and document production expenses, and the reasonable fees and disbursements of counsel) incurred by J.P. Morgan in performing its engagement. In addition, the Company has agreed to indemnify J.P. Morgan against certain liabilities, including liabilities under the federal securities laws.

  The J.P. Morgan Letter Agreement may be terminated by either the Company or J.P. Morgan at any time upon giving written notice to the other party. No such termination will affect (i) J.P. Morgan's rights to receive fees accrued prior to such termination or to receive reimbursement of its expenses, (ii) the rights of J.P. Morgan or any other indemnified person to receive indemnification and contribution pursuant to the J.P. Morgan Letter Agreement, or (iii) certain confidentiality obligations of the Company specified in the J.P. Morgan Letter Agreement. In addition, if, at any time prior to the expiration of twelve months (subject to extension) after any such termination by the Company, a transaction is consummated (as described above under the first paragraph under this heading in clauses (ii), (iii) or (v)) J.P. Morgan will be entitled to payment in full of Success Fee #1, Success Fee #2 or a Transaction Fee, as the case may be.

  (c) Kekst and Company and Morrow & Co., Inc.

  The Company has also retained Kekst and Morrow to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Kekst and Morrow reasonable and customary compensation for their services and will reimburse Kekst and Morrow for their reasonable out-of-pocket expenses incurred in connection therewith.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than the option grants referred to in Item 3(b) above.

  (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender to the Bidder pursuant to the Offer or sell any Shares that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold such securities.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a-b) For the reasons discussed in Item 4 above, the Board has concluded that the Offer is inadequate, opportunistic and not in the best interests of the Company and its stockholders and unanimously recommends, in light of the Company's future prospects, that the Company's stockholders reject the Offer and not tender their Shares pursuant to the Offer. The Board has also instructed management, with the assistance of the Company's financial and legal advisors, to continue to take steps to explore the possible disposition of certain non-refractory businesses of the Company and the subsequent use of such proceeds, on a basis consistent with the pursuit of the Company's long-term business strategy to enhance stockholder value. There can be no assurance, however, that these activities will result in any transaction being recommended to the Board or that any transaction which may be recommended will be authorized or consummated. Except as described herein, the Company is not now engaged in any negotiations in response to the Offer that relate to or would result in one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

  As part of the ongoing corporate transformation process and prior to the announcement by the Bidder on December 15, 1998 of its intention to commence the Offer, representatives of the Company have been authorized to provide materials to third parties relating to the possible disposition of certain assets of the Company and, based upon responses thereto, to engage in discussions with third parties with respect thereto, which may also include discussions and negotiations with various lenders to the Company. Accordingly, representatives of the Company may in the future engage in negotiations in furtherance of the Company's long-term strategic plan or in response to the Offer that could have one of the effects specified in the preceding paragraph and the Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until a definitive agreement or any agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

  At its December 23, 1998 meeting, the Board resolved to delay the "Distribution Date" under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until such later date as the Board, in its sole discretion, determines to be in the best interests of the Company and its stockholders. See also Item 8(a) below.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) The Rights Agreement.

  On October 20, 1995, the Board declared a dividend distribution of one right to purchase Series A Junior Preferred Stock (a "Right") for each outstanding share of Common Stock to stockholders of record of the Company on November 1, 1995. Each Right entitles the registered holder to purchase from the Company one one-hundredth ( 1/100) of a share of a series of preferred shares of the Company, designated as Series A Junior Preferred Stock at a price of $45 per one one-hundredth ( 1/100) of a share, subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement.

  Until the close of business on the day which is the earlier to occur of (i) the tenth day following a public announcement by the Company (by any means) of the acquisition by any person or group of beneficial ownership of 10 percent or more of the Company's voting stock (hereinafter, such person or group is referred to as an "Acquiring Person") and (ii) the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer (other than a tender or exchange offer by the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company) the consummation of which would result in the beneficial ownership of 30 percent or more of the outstanding shares of the then-outstanding voting stock of the Company, even if no purchases actually occur pursuant to such offer (the earlier of such dates being called the "Distribution Date"), the Rights are evidenced, with respect to any of the Common Stock certificates that were outstanding as of November 1, 1995, by such Common Stock certificates with a copy of a summary of Rights attached. The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the Common Stock. New Common Stock certificates issued after November 1, 1995, contain a legend incorporating the Rights Agreement by reference. The Rights are not exercisable until the Distribution Date.

  As discussed in Item 7 above, at its December 23, 1998 meeting, the Board acted to delay the Distribution Date under the Rights Agreement until such later date as the Board, in its sole discretion, determines to be in the best interests of the Company and its stockholders.

  The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement as set forth in the Company's Form 8-B, dated October 31, 1995, the Company's Form 8-A/A, dated March 12, 1998, the Company's Form 8-A/A, dated September 18, 1998, and the Company's Form 8-A/A, dated October 5, 1998, each as filed with the Securities and Exchange Commission.

  (b) Amendment to By-Laws. On December 14, 1998, pursuant to the Charter and the By-laws of the Company (the "By-laws"), the Board adopted a resolution to amend Sections 3 and 7 of Article II of the By-laws (the "By-law Amendment"). The By-law Amendment requires that any stockholder that desires to nominate persons for election as directors of the Company at any annual meeting must, subject to certain limitations, give the Secretary of the Company written notice thereof not less than 50 days prior to the date of the annual meeting. The advance notice procedures for nomination of directors set forth in the By-law Amendment are substantially similar to the procedures set forth in the Charter that mandate advance notice of any stockholder business proposed to be brought before an annual meeting. The By-law Amendment also prescribes the form of notice that must be delivered by any stockholder and the method of delivery of such notice. In addition, the By-law Amendment sets forth certain arrangements relating to the governance and conduct of meetings of stockholders. The foregoing summary of the By-law Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the By-law Amendment as set forth in the Company's Form 8-K, dated December 16, 1998, as filed with the Securities and Exchange Commission.

  (c) Delaware Takeover Statute. The Delaware Takeover Statute may have the effect of significantly delaying the Bidder's ability to acquire the entire equity interest in the Company.

  In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (as defined below) from engaging in a "Business Combination" (defined as a variety of transactions, including a merger) with the Company for a period of three years following the time such person became an Interested Stockholder, unless: (i) before the time such person became an Interested Stockholder, the Board either approved the Business Combination or the transaction in which such person became an Interested Stockholder; (ii) upon consummation of the transaction which resulted in such person becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or following the time at which such person became an Interested Stockholder, the Business Combination is (A) approved by the Board and (B) authorized at a meeting of stockholders by an affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the Company not owned by the Interested Stockholder. Additionally, under the Delaware Takeover Statute, the restrictions described above do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification, but prior to the consummation or abandonment of, one of certain extraordinary transactions involving the Company and a person who had not been an Interested Stockholder during the three years preceding the date of the proposed Business Combination or who became an Interested Stockholder with the approval of a majority of the Board or who became an Interested Stockholder during the period in which the restrictions of the Delaware Takeover Statute did not apply.

  For purposes of the Delaware Takeover Statute the term "Interested Stockholder" generally means a person who beneficially owns 15% or more of the Company's outstanding voting stock, other than any person who owns shares in excess of the 15% limitation on, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to December 23, 1987 and commenced within 90 days thereafter and either (A) continued to own shares in excess of such 15% limitation or would have but for action by the Company or (B) is an affiliate or associate of the Company and so continued (or so would have continued but for action by the Company) to be the owner of 15% or more of the outstanding voting stock of the Company at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder.

  The foregoing summary of the Delaware Takeover Statute does not purport to be complete and is qualified in its entirety by reference to the provisions of the Delaware Takeover Statute.

  There are currently two lawsuits pending against the Company, both filed in the Chancery Court of Delaware on October 7, 1998, challenging certain aspects of the Board's exercise of its fiduciary responsibilities, including the decision by the Board to reduce the triggering threshold under the Rights Agreement from 15% to 10%. The actions have been consolidated and are currently in the preliminary stages of discovery.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1  -- Excerpts from the Company's Proxy Statement for the Annual
               Meeting of Stockholders held on March 18, 1998.
 Exhibit 2  -- Severance Agreement dated February 23, 1998 by and between the
               Company and Mr. Graham L. Adelman (Severance Agreements with Mr.
               Juan M. Bravo and Mr. Herbert Linser, respectively, are identical to the Severance Agreement filed as this Exhibit, except as to the name of party and the Severance Agreement dated
               December 18, 1998 with Mr. Rawles Fulgham is identical to the
               Severance Agreement filed as this Exhibit, except as to the name of party and the date).
 Exhibit 3  -- Severance Agreement dated February 23, 1998 by and between the
               Company and Mr. George W. Pasley (Severance Agreements with Mr.
               James B. Alleman and Mr. Maurice W. Barrett, respectively, are identical to the Severance Agreement filed as this Exhibit, except as to the name of party; and Severance Agreements dated
               December 18, 1998 with Ms. Jeanette H. Quay and Ms. Donna A.
               Reeves, respectively, are identical to the Severance Agreement filed as this Exhibit except as to the name of party and the date).
 Exhibit 4  -- Form of Amendment No. 1 dated September 18, 1998 to the
               Severance Agreements dated February 23, 1998 by and between the Company and Mr. Graham L. Adelman, Mr. Juan M. Bravo, Mr.
               Herbert Linser, Mr. George W. Pasley, Mr. James B. Alleman and
               Mr. Maurice W. Barrett, respectively.
 Exhibit 5  -- Form of Amendment No. 2 dated October 27, 1998 to the Severance
               Agreements dated February 23, 1998 by and between the Company and Mr. Graham L. Adelman, Mr. Juan M. Bravo, Mr. Herbert
               Linser, Mr. George W. Pasley, Mr. James B. Alleman and Mr.
               Maurice W. Barrett, respectively.
 Exhibit 6  -- The Company's 1992 Stock Compensation Plan.
 Exhibit 7  -- Amendment to the Company's 1992 Stock Compensation Plan, adopted
               March 18, 1998.
 Exhibit 8  -- Form of Incentive Stock Option Agreement, dated September 18,
               1998.
 Exhibit 9  -- Form of Nonqualified Stock Option Agreement, dated September 18,
               1998.
 Exhibit 10 -- Letter to Stockholders of the Company, dated December 23, 1998.*
 Exhibit 11 -- Text of Press Release, dated December 23, 1998.

  This document and the exhibits attached hereto may contain certain statements that are not strictly historical and are considered "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's reports filed with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.
--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

                                                  /s/ Graham L. Adelman
                                          By: _________________________________
                                            Name: Graham L. Adelman
                                            Title:President

Dated: December 23, 1998

                                 EXHIBIT INDEX

 Exhibit 1  -- Excerpts from the Company's Proxy Statement for the Annual
              Meeting of Stockholders held on March 18, 1998.
 Exhibit 2  -- Severance Agreement dated February 23, 1998 by and between the
              Company and Mr. Graham L. Adelman (Severance Agreements with Mr.
              Juan M. Bravo and Mr. Herbert Linser, respectively, are identical to the Severance Agreement filed as this Exhibit, except as to the name of party and the Severance Agreement dated December 18, 1998 with Mr. Rawles Fulgham identical to the Severance Agreement filed as this Exhibit, except as to the name of party and the date).
 Exhibit 3  -- Severance Agreement dated February 23, 1998 by and between the
              Company and Mr. George W. Pasley (Severance Agreements with Mr.
              James B. Alleman and Mr. Maurice W. Barrett, respectively, are identical to the Severance Agreement filed as this Exhibit, except as to the name of party; and Severance Agreements dated
              December 18, 1998 with Ms. Jeanette H. Quay and Ms. Donna A.
              Reeves, respectively, are identical to the Severance Agreement filed as this Exhibit except as to the name of party and the date).
 Exhibit 4  -- Form of Amendment No. 1 dated September 18, 1998 to the
              Severance Agreements dated February 23, 1998 by and between the Company and Mr. Graham L. Adelman, Mr. Juan M. Bravo, Mr. Herbert
              Linser, Mr. George W. Pasley, Mr. James B. Alleman and Mr.
              Maurice W. Barrett, respectively.
 Exhibit 5  -- Form of Amendment No. 2 dated October 27, 1998 to the Severance
              Agreements dated February 23, 1998 by and between the Company and Mr. Graham L. Adelman, Mr. Juan M. Bravo, Mr. Herbert Linser, Mr.
              George W. Pasley, Mr. James B. Alleman and Mr. Maurice W.
              Barrett, respectively.
 Exhibit 6  -- The Company's 1992 Stock Compensation Plan.
 Exhibit 7  -- Amendment to the Company's 1992 Stock Compensation Plan, adopted
              March 18, 1998.
 Exhibit 8  -- Form of Incentive Stock Option Agreement, dated September 18,
              1998.
 Exhibit 9  -- Form of Nonqualified Stock Option Agreement, dated September 18,
              1998.
 Exhibit 10 -- Letter to Stockholders of the Company, dated December 23, 1998.*
 Exhibit 11 -- Text of Press Release, dated December 23, 1998.

--------
* Included in copies mailed to stockholders.